PERMITTED FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-130292

Pricing Term Sheet

September 12, 2008

Frontier Oil Corporation

8.5% Senior Notes due 2016

Issuer:	Frontier Oil Corporation

Size:	$200,000,000

Maturity:	September 15, 2016

Coupon:	8.5%

Public Offering Price:	98.58% per note; $197,160,000 total

Underwriting Discount:	1.04% per note; $2,080,000 total

Proceeds, Before Expenses, to Issuer:	97.54% per note; $195,080,000 total

Yield to Maturity:	8.75%

Interest Payment Dates:	September 15 and March 15 of each year, beginning on March 15, 2009

Record Date for Interest Payments:	September 1 and March 1

Redemption Provisions:

Make-Whole Call:	Prior to September 15, 2012, at the greater of (a) 104.250% of principal amount or (b) a discount rate of Treasury plus 50 basis points

Redemption Prices:	Commencing on September 15 of the years indicated below: 2012: 104.250% 2013: 102.125% 2014 and thereafter: 100%

Redemption with Proceeds of Equity Offerings:	Prior to September 15, 2011, up to 35% may be redeemed at 108.5%

Settlement:	September 17, 2008

CUSIP:	35914PAJ4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC 203-719-7991, attention High Yield Syndicate (John Stroll).